SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         INTELECT COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    458144102
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                           C/O ST. JAMES CAPITAL CORP.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 17, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 458144102
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|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |   St. James Capital Corp. 76-0559974
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS*
|      |   N/A
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 860,000
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 860,000
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   860,000
--------------------------------------------------------------------------------
|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   1.1%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

St. James Capital Partners, L.P., a Delaware investment limited partnership ("SJCP"), has acquired beneficial ownership of 860,000 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Intelect Communications, Inc., a Delaware corporation ("ICOM"). The address of ICOM's offices is 1100 Executive Drive, Richardson, Texas 75081.

ITEM 2. Identity and Background.

(a)-(c) This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of SJCP, L.P., a Delaware limited partnership ("SJCP"), and SJCC's principal business is the conduct of the operations and business of SJCP. SJCP's principal business is merchant banking. The principal business offices of SJCC and SJCP is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJCC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

      (d)-(e) During the five years prior to the date hereof, none of SJCC nor, to the best of its knowledge, any executive officer or director of SJCC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.

ITEM 3. Source and Amount of Funds or other Consideration.

All of the funds used for the purchase of the Shares came from current working capital of the Partnership, funded by its partners or from borrowed funds.

ITEM 4. Purpose of Transaction.

The Partnership has acquired its beneficial ownership in the Shares for investment purposes only. The Partnership intends to continually review its investment in ICOM. Depending upon future evaluations of the business prospects of ICOM and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to purchase additional shares of Common Stock, exercise any of the warrants described in item 5, convert the Revised Convertible Note (as defined hereinafter) and dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5. Interest in Securities of the Issuer.

Effective February 12, 1998, ICOM and St. James Capital Partners, L.P. ("SJCP") entered into a financing arrangement pursuant to which ICOM agreed to issue 1,500,000 warrants and a Convertible Promissory Note in the principal amount of $15,000,000 (the "Convertible Note") in exchange for $15,000,000 (the "Financing"). The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $9.082. SJCP had the right to acquire up to 1,651,618.5 shares of Common Stock upon the conversion of the Convertible Note. The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated February 12, 1998, by and between ICOM and SJCP (the "Purchase Agreement"). The Financing closed on February 12, 1998.

Additionally, on February 12, 1998, ICOM and SJCP executed a Registration Rights Agreement pursuant to which ICOM granted to SJCP certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing (the "Registration Rights Agreement"). The Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by ICOM.

An Assignment and Acceptance was executed as of March 30, 1998 assigning to SJMB, L.P. ("SJMB"), and affiliate of SJCP, 13/15ths of SJCP's interest in and to all of SJCP's rights, and 100% of SJCP's obligations under the Purchase Agreement and transaction documents as of March 30, 1998 including, without limitation, such percentage interest in SJCP's obligation to make advances, the advances owing to SJCP, the Convertible Note held by SJCP, the warrants held by SJCP, SJCP's interest in collateral, and SJCP's registration rights in respect of Common Stock.

Effective as of April 2, 1998, ICOM and SJMB executed a revised Convertible Promissory Note an assigned the principal amount of $13,000,000 (the "Revised Convertible Note") with an outstanding balance of $8,000,000. The terms and conditions of the Revised Convertible Note are governed by the Assignment and Acceptance dated March 30, 1998.

1,200,000 of SJCP's 1,500,000 warrant shares were assigned to SJMB under the terms of the Assignment and Acceptance dated March 30, 1998. Such warrants were exercisable at a price of $7.50 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated April 2, 1998.

On August 13, 1999 SJCP entered into a Repayment and Exchange Agreement (the "Agreement") related the Note that provided, among other things, SJMB the ability to convert all accrued and unpaid principal and interest into common stock. At that time, SJCP converted $1,609,629 of accrued and unpaid principal and interest into common stock. Pursuant to the Agreement, ICOM registered 2,805,987 shares of common stock which included amounts that had been converted and the remaining accrued and unpaid principal and interest outstanding. As of December 13, 1999, SJCP had sold 2,051,459 of the shares it received from conversion under the Agreement.

SJCP also holds 300,000 shares of common stock issuable upon the exercise of warrants issued on April 2, 1998 and 110,000 shares of common stock issuable upon the exercise of warrants issued on January 13, 1999 and an additional 450,000 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998. The warrants, which were filed as Exhibit 10.70 in ICOM's 10-K dated March 31, 1998, requires ICOM to inform SJCP of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJCP believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJCP nor any adjustment to the exercise price as the result of such subsequent events. SJCP has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants and adjustment to the exercise price, informs SJCP of the additional warrants to be issued as a result of the subsequent event, SJCP will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Effective February 12, 1998, ICOM and St. James Capital Partners, L.P. ("SJCP") entered into a financing arrangement pursuant to which ICOM agreed to issue 1,500,000 warrants and a Convertible Promissory Note in the principal amount of $15,000,000 (the "Convertible Note") in exchange for $15,000,000 (the "Financing"). The unpaid principal amount of the Convertible Note, together with any unpaid interest accrued thereon, is convertible in whole or in part at any time into shares of Common Stock based on a conversion price of $9.082. SJCP had the right to acquire up to 1,651,618.5 shares of Common Stock upon the conversion of the Convertible Note. The terms and conditions of the Financing are governed by that certain Agreement of Purchase and Sale dated February 12, 1998, by and between ICOM and SJCP (the "Purchase Agreement"). The Financing closed on February 12, 1998.

Additionally, on February 12, 1998, ICOM and SJCP executed a Registration Rights Agreement pursuant to which ICOM granted to SJCP certain demand and piggy-back registration rights with respect to the Shares that are issuable upon conversion of the Convertible Note and upon exercise of the warrants issued in connection with the Financing (the "Registration Rights Agreement"). The Registration Rights Agreement contains standard standstill and indemnification provisions and contains a provision providing for the amendment of the Registration Rights Agreement to incorporate the terms of any more favorable registration rights granted to a third party by ICOM.

An Assignment and Acceptance was executed as of March 30, 1998 assigning to SJMB, L.P. ("SJMB"), and affiliate of SJCP, 13/15ths of SJCP's interest in and to all of SJCP's rights, and 100% of SJCP's obligations under the Purchase Agreement and transaction documents as of

March 30, 1998 including, without limitation, such percentage interest in SJCP's obligation to make advances, the advances owing to SJCP, the Convertible Note held by SJCP, the warrants held by SJCP, SJCP's interest in collateral, and SJCP's registration rights in respect of Common Stock.

Effective as of April 2, 1998, ICOM and SJMB executed a revised Convertible Promissory Note an assigned the principal amount of $13,000,000 (the "Revised Convertible Note") with an outstanding balance of $8,000,000. The terms and conditions of the Revised Convertible Note are governed by the Assignment and Acceptance dated March 30, 1998.

1,200,000 of SJCP's 1,500,000 warrant shares were assigned to SJMB under the terms of the Assignment and Acceptance dated March 30, 1998. Such warrants were exercisable at a price of $7.50 per share, subject to adjustment for certain dilutive events, and are evidenced by a Warrant Certificate dated April 2, 1998.

On August 13, 1999 SJCP entered into a Repayment and Exchange Agreement (the "Agreement") related the Note that provided, among other things, SJMB the ability to convert all accrued and unpaid principal and interest into common stock. At that time, SJCP converted $1,609,629 of accrued and unpaid principal and interest into common stock. Pursuant to the Agreement, ICOM registered 2,805,987 shares of common stock which included amounts that had been converted and the remaining accrued and unpaid principal and interest outstanding. As of December 13, 1999, SJCP had sold 2,051,459 of the shares it received from conversion under the Agreement.

SJCP also holds 300,000 shares of common stock issuable upon the exercise of warrants issued on April 2, 1998 and 110,000 shares of common stock issuable upon the exercise of warrants issued on January 13, 1999 and an additional 450,000 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998. The warrants, which were filed as Exhibit 10.70 in ICOM's 10-K dated March 31, 1998, requires ICOM to inform SJCP of events that trigger the warrant anti-dilution provisions and the impact of such events. ICOM has not formally informed SJMB of any such events subsequent to November 10, 1998. However, SJCP believes that several events have occurred that trigger the warrant anti-dilution provisions and the foregoing does not include additional shares that will be issued to SJCP nor any adjustment to the exercise price as the result of such subsequent events. SJCP has requested ICOM clarify the details of any such subsequent events and is currently waiting for such clarification. Once ICOM, in compliance with the anti-dilution provisions of the warrants and adjustment to the exercise price, informs SJCP of the additional warrants to be issued as a result of the subsequent event, SJCP will further amend to reflect the additional shares to which it is a beneficial owner and the adjustment to the exercise price thereof.


ITEM 7. Exhibits.

        EXHIBIT NO.         DESCRIPTION OF EXHIBIT


           1 Assignment and Acceptance dated March 30, 1998 by and between SJCP and SJMB


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ST. JAMES CAPITAL PARTNERS, L.P.
                             BY: ST. JAMES CAPITAL CORP.,
                                 general partner

                             February 18, 2000
                             Date

                             /s/ JAMES H. HARRISON

                                 Signature

                             JAMES H. HARRISON, Vice President

                             Name/Title


                             St.James Capital Corp.

                             February 18, 2000
                             Date

                             /s/ JAMES H. HARRISON

                                 Signature

                             JAMES H. HARRISON, Vice President

                             Name/Title

                                      -7-

                                   EXHIBIT 1

                            ASSIGNMENT AND ACCEPTANCE

                              Dated: March 30, 1998

    Reference is made to the Agreement for Purchase and Sale dated as of February 12, 1998 (as the same may be amended or modified from time-to-time, the "Agreement") between INTELECT COMMUNICATIONS, INC., a Delaware corporation ("Borrower") and ST. JAMES CAPITAL PARTNERS, L.P. ("Assignor"). Capitalized terms not otherwise defined in this Assignment and Acceptance shall have the meanings assigned to them in the Agreement.

    Pursuant to the terms of the Agreement, St. James Capital Partners, L.P. wishes to assign and delegate 13/15ths of its rights and 100% of its obligations under the Agreement. Therefore, St. James Capital Partners, L.P. ("Assignor") and SJCP, L.P. ("Assignee") agree as follows:

    1. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, without recourse to the Assignor and without representation or warranty except for the representations and warranties specifically set forth in clauses (i) and (ii) of Section 2, 13/15ths of its interest in and to all of the Assignor's rights, and 100% of Assignor's obligations, under the Agreement and the Transaction Documents as of the Effective Date (as defined below), including, without limitation, such percentage interest in the Assignor's obligation to make Advances, the Advances owing to the Assignor, the Note held by the Assignor, the Warrants held by the Assignor, the Assignor's interest in the Collateral, and the Assignor's registration rights in respect of Common Stock. The Assignor and the Assignee agree that this Assignment shall convey an interest in outstanding advances under the Note as of the date hereof equal to $1,000,000, and conveys to Assignee, and Assignee hereby assumes, all remaining obligations to make advances under the Note.

    2. The Assignor (i) represents and warrants that, prior to executing this Assignment and Acceptance, its obligation to make further Advances under the Agreement is $12,000,000, and the aggregate outstanding principal amount of Advances owed to it by the Borrower is $3,000,000; (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties, or representations made in or in connection with the Agreement or any other Transaction Document or the execution, legality, validity, enforceability, genuineness, sufficiency, or value of the Agreement or any other Transaction Document or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrower or any Subsidiary or the performance or observance by the Borrower of any of its obligations under the Agreement or any other Transaction Document or any other instrument or document furnished pursuant thereto;(v) agrees to deliver the Note to the Borrower to exchange such Note for a new Note dated April 2, 1998, in the principal amount of $13,000,000 payable to the order of the Assignee; (vi) and agrees to deliver the Warrants issued by Borrower to the Assignor to exchange such Warrants for replacement Warrants in favor of the Assignee in respect of the Borrower's Common Stock.

    3. The Assignee (i) confirms that it has received a copy of the Agreement and the other Transaction Documents, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance and (ii) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Agreement or any other Transaction Document are required to be performed by it as a Purchaser.

    4. The effective date for this Assignment and Acceptance shall be March 30, 1998 (the "Effective Date").

    5. As of the Effective Date, (i) the Assignee shall be a Purchaser under the Agreement for all purposes, and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Purchaser thereunder and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Agreement.

    6. From and after the Effective Date, the Borrower shall make all payments under the Agreement and the Note in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest, and commitment fees) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Agreement and the Note for periods prior to the Effective Date directly between themselves.

    7. This Assignment and Acceptance shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas.

    The parties hereto have caused this Assignment and Acceptance to be duly executed as of the date first above written.

                                    ASSIGNOR:

                        ST. JAMES CAPITAL PARTNERS, L.P.

                        By: St. James Capital Corp.,
                            its General Partner


                            By: /s/ JAY BROWN
                            Name:   JAY BROWN
                            Title:  VICE-PRESIDENT


                                    ASSIGNEE:

                                   SJCP, L.P.

                        By: SJCP, L.L.C., its General Partner


                            By: /s/ JAY BROWN
                            Name:   JAY BROWN
                            Title:  VICE-PRESIDENT

                                        3